March 4, 2011

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	National Beverage Corp. Annual Report on Form 10-K for the Fiscal Year Ended May 1, 2010 And Documents Incorporated by Reference Filed July 15, 2010 File No. 001-14170

Dear Mr. Reynolds:

National Beverage Corp. intends to provide its written response to your comment letter no later than Friday, March 11, 2011.

If you have any questions, please contact me via e-mail at dmccoy@nationalbeverage.com or via telephone at (954) 581-0922.

Very truly yours,

/s/ Dean A. McCoy

Dean A. McCoy
Senior Vice President and Chief Accounting Officer